                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          McDERMOTT INTERNATIONAL, INC.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    580037109
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 10 Pages

--------------------                                          ------------------
CUSIP No.  580037109                    13G                   Page 2 of 10 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soros Fund Management LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            5,488,000
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                5,488,000
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,488,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.30%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  580037109                    13G                   Page 3 of 10 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           George Soros    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             5,488,000
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                -0-
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            5,488,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,488,000
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           9.30%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  580037109                    13G                   Page 4 of 10 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Stanley F. Druckenmiller    (in the capacity described herein)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            774,200
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             5,488,000
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                774,200
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            5,488,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,262,200
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.61%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  580037109                    13G                   Page 5 of 10 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Duquesne Capital Management, L.L.C.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           PENNSYLVANIA
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            774,200
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                774,200
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           774,200
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           1.31%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:
---------      ---------------
               McDermott International, Inc.  (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------      ------------------------------------------------
               1450 Poydras Street
               New Orleans, Louisiana 70112-6050

Items 2(a)     Name of Person Filing:
----------     ----------------------
               This Statement is filed on behalf of the following persons
               (collectively, the "Reporting Persons"):

               i)   Soros Fund Management LLC, a Delaware
                    limited liability company ("SFM LLC");

               ii)  Mr. George Soros ("Mr. Soros");

               iii) Mr. Stanley F. Druckenmiller ("Mr.
                    Druckenmiller"); and

               iv)  Duquesne Capital Management, L.L.C., a
                    Pennsylvania limited liability company
                    ("Duquesne LLC").

               This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners (as defined herein) and the Duquesne LLC Clients (as defined herein). SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners LDC, a Cayman Islands exempted duration company ("Quantum Partners"), and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").


Item 2(d)      Title of Class of Securities:
---------      -----------------------------



                               Page 6 of 10 Pages

               Common Stock, par value $1.00 per share (the "Shares")

Item 4.        Ownership:
-------        ----------

Item 4(a)      Amount Beneficially Owned:
---------      --------------------------
               As of February 11, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

               i) SFM LLC and Mr. Soros may be deemed to be the beneficial owner of the 5,488,000 Shares held for the account of Quantum Partners.

               ii) Mr. Druckenmiller may be deemed the beneficial owner of 6,262,200 Shares. This number consists of (A) 5,488,000 Shares held for the account of Quantum Partners and (B) 774,200 Shares held for the accounts of the Duquense LLC Clients.

               iii) Duquesne LLC may be deemed the beneficial owner of the 774,200 Shares held for the accounts of the Duquesne LLC Clients.

Item 4(b)      Percent of Class:
---------      -----------------
               i) The number of Shares of which each of SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 9.30% of the total number of Shares outstanding.

               ii) The number of Shares of which Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 10.61% of the total number of Shares outstanding.

               iii) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 1.31% the total number of Shares outstanding.


Item 4(c)      Number of shares as to which such person has:
---------      ---------------------------------------------
               SFM LLC
               -------
               (i)   Sole power to vote or to direct the vote:
                     5,488,000



                               Page 7 of 10 Pages

               (ii)    Shared power to vote or to direct the
                       vote:  -0-

               (iii)   Sole power to dispose or to direct the
                       disposition of:  5,488,000

               (iv) Shared power to dispose or to direct the disposition of: -0-

               Mr. Soros
               ---------

               (i)     Sole power to vote or to direct the vote:
                       -0-

               (ii)    Shared power to vote or to direct the
                       vote:  5,488,000

               (iii)   Sole power to dispose or to direct the
                       disposition of:  -0-

               (iv)    Shared power to dispose or to direct the
                       disposition of:  5,488,000

               Mr. Druckenmiller
               -----------------

               (i)     Sole power to vote or to direct the vote:
                       774,200

               (ii)    Shared power to vote or to direct the
                       vote:  5,488,000

               (iii)   Sole power to dispose or to direct the
                       disposition of: 774,200

               (iv) Shared power to dispose or to direct the disposition of: 5,488,000

               Duquesne LLC
               ------------

               (i)     Sole power to vote or to direct the vote:
                       774,200

               (ii)    Shared power to vote or to direct the
                       vote:  -0-

               (iii)   Sole power to dispose or to direct the
                       disposition of:  774,200

               (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5         Ownership of Five Percent or Less of a Class:
------         --------------------------------------------
               Not Applicable



                               Page 8 of 10 Pages

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------
               The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

               The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their accounts.

               Each of SFM LLC and Mr. Soros expressly disclaims beneficial ownership of any Shares held for the accounts of the Duquesne LLC Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the account of Quantum Partners.

Item 7         Identification and Classification of the
------         ----------------------------------------
               Subsidiary Which Acquired the Security Being
               --------------------------------------------
               Reported on By the Parent Holding Company:
               -----------------------------------------
               Not Applicable

Item 8         Identification and Classification of Members
------         --------------------------------------------
               of the Group:
               -------------
               Not Applicable

Item 9         Notice of Dissolution of Group:
------         ------------------------------
               Not Applicable



Item 10        Certification:
-------        --------------
     By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 9 of 10 Pages

                                    SIGNATURE
                                    ---------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1999            SOROS FUND MANAGEMENT LLC


                                    By: /s/ Michael C. Neus
                                       -----------------------
                                            Michael C. Neus
                                            Assistant General Counsel


Dated: February 12, 1999            GEORGE SOROS


                                    By: /s/ Michael C. Neus
                                       -----------------------
                                            Michael C. Neus
                                            Attorney-in-Fact


Dated: February 12, 1999            STANLEY F. DRUCKENMILLER


                                    By: /s/ Michael C. Neus
                                       -----------------------
                                            Michael C. Neus
                                            Attorney-in-Fact


Dated: February 12, 1999            DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                    By: /s/ Gerald Kerner
                                       -----------------------
                                            Gerald Kerner
                                            Managing Director





                               Page 10 of 10 Pages